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Contact:       Michael P. Hawks                   (NYSE-BMC)
               (612) 851-6030                     FOR IMMEDIATE RELEASE



                        BMC ANNOUNCES QUARTERLY DIVIDEND


June 9, 1995--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend of two cents per share.

Shareholders of record as of June 21, 1995 will receive a dividend of two cents for each share owned on that date, to be paid on July 5, 1995.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


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